WASHINGTON, D.C. OFFICE Suite 800 1850 M Street, N.W. Washington, D.C. 20036 Telephone: (202) 263-4300 Facsimile: (202) 263-4329	SMITH, GAMBRELL & RUSSELL, LLP ATTORNEYS AT LAW	FLORIDA OFFICE Suite 2200, Bank of America Tower 50 North Laura Street Jacksonville, FL 32202 Telephone: (904) 598-6100 Facsimile: (904) 598-6300

SUITE 3100, PROMENADE II 1230 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30309-3592 TELEPHONE (404) 815-3500 FACSIMILE (404) 815-3509

M. Timothy Elder Direct Dial: 404-815-3532 Direct Fax: 404-685-6832 E-Mail: telder@sgrlaw.com

June 23, 2006

VIA EDGAR AND FAX TRANSMISSION (202-722-9202)

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	AirTran Holdings, Inc.

Form 10-K for the year ended December 31, 2005

Filed March 9, 2006

File No. 001-15991

and

Form 10-Q for the quarter ended March 31, 2006

Filed May 9, 2006

File No. 001-15991

Dear Mr. Humphrey:

We have today electronically filed with the Securities and Exchange Commission on behalf of AirTran Holdings, Inc. (the “Company or AirTran”) this response to your letter dated June 12, 2006 with respect to your review of certain items in the Company’s Form 10-K for the year ended December 31, 2005 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. This letter will respond to each of your comments in the order presented in your letter. The Staff comments from the June 12, 2006 letter are reproduced below in bold-faced text followed by the Company’s respective responses. A courtesy copy of the filing has

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

June 23, 2006

been forwarded to Ms. Geddes via facsimile transmission at the fax number listed above. References herein to Airways mean AirTran Airways, Inc. a wholly owned subsidiary of the Company. The Company welcomes the opportunity to address any Staff questions with respect to its periodic disclosure.

Form 10-K for the year ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources

Commitments, page 30

1.	We note that you have appropriately included interest payments on long term debt in your table of contractual obligations. Please revise your footnote disclosure to include an explanation of the methodology and significant assumptions you have used in your estimate. This explanation should include the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. Also, please either break out the interest portion separately within the table or disclose the total in your footnoted explanation.

AirTran will revise the footnote disclosure in future filings as follows:

“(1) Includes related interest payments, forecasted at the current interest rates, on the aforementioned debt of approximately $268 million. The schedule above assumes that we will lease all aircraft, except for fifteen aircraft committed under debt financing, even though financing has not been arranged for all aircraft. Debt agreements generally carry terms of twelve years and are repaid either quarterly or semiannually. Lease agreements are generally for fifteen to nineteen years. A variety of assumptions are necessary in order to derive the information with respect to contractual commitments described in the above table, including, but not limited to (i) the timing of the aircraft delivery dates; and (ii) estimated rental factors which are correlated to floating interest rates prior to delivery. Rental factors are estimated at the current rate plus an estimated monthly increase of .005 per month. Our actual obligations may differ from these estimates under different assumptions or conditions.”

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

June 23, 2006

2.	We note from your disclosure on page 50 that, as a presenting sponsor at the Georgia Aquarium, you have committed to pay $7.5 million over 5 years. Supplementally explain to us how this commitment is reflected in your table of contractual obligations, or revise your table to reflect such commitment. Also, supplementally explain to us how you will record such payments.

The Company’s initial payment of $1.5 million to the Georgia Aquarium was due in November 2005. The $6.0 million commitment remaining at December 31, 2005 is included in the commitments table on page 30 of the Form 10-K under “Other”. The Company records annual payments as a prepaid asset when paid and recognizes advertising expense ratably over the ensuing twelve month period. The four remaining installments are due on November 1, 2006, 2007, 2008, and 2009, respectively.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Cash, Cash Equivalents and Restricted Cash, page 45

3.	You refer to “collateral to support credit card holdbacks for advance ticket sales.” Please explain the nature of and reasons for these holdbacks. In addition, please explain how you classify, record and account for this activity in your financial statements, including your cash flow statement. In this regard, it appears that all such collateral is classified as a current asset and that all related activities are reflected in the operating section of the cash flow statement. Please advise.

AirTran supplementally advises the Staff that the Company has restricted cash related to cash amounts securing letters of credit and credit card holdbacks relating to one credit card processor. The Company has recorded the restricted cash related to the holdback and the letters of credit as a current asset on the balance sheet. The credit card company holdback is equivalent to the previous three weeks’ sales. As the cash is released, the funds are transferred from restricted to operating cash. We reflect changes in the restricted cash related to the holdback in the operating section of our cash flow statement.

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

June 23, 2006

Advertising Expenses, page 46

4.	We note from your disclosure that, during 2005, you exchanged miles from your rewards program for promotional consideration, and that the fair value of the miles exchanged of approximately $4.6 million was recognized as advertising expense during the year ended December 31, 2005. Supplementally explain to us the nature of such promotional consideration received. Include in your response the approximate value of such consideration and timing of delivery. We may have further comment on your response.

Promotional consideration received by AirTran in connection with the joint-marketing agreement with Wendy’s, Inc. (“Wendy’s) and Coca-Cola, Inc. (“Coca-Cola’) included references to AirTran and the use of AirTran trademarks and logos on point of purchase displays in participating Wendy’s store locations across the United States, inclusion of the AirTran logo on specially marked drink cups, reference to AirTran in radio and television spots, and references to AirTran on Wendy’s website. No cash was exchanged between AirTran, Coca-Cola or Wendy’s, nor was any monetary value specified for the promotional consideration exchanged. In accounting for this program, we attempted to determine a value for the promotional consideration we received. However, due to our lack of historical experience with a similar promotion, the inability of either Wendy’s or Coca-Cola to provide us with an estimate of the promotional consideration they surrendered in this or similar joint-marketing agreements, and our inability to obtain a complete valuation of the promotional consideration we received, we determined the fair value of the consideration surrendered by AirTran was more clearly evident than the fair value of the promotional consideration received. We therefore concluded the $4.6 million fair value of the frequent flyer credits we issued in connection with the promotion was more clearly evident. We recorded the entire advertising expense in the fourth quarter of 2005 as the promotion ran from November 1, 2005 through December 31, 2005.

Frequent Flier Program, page 47

5.	It appears, from the narrative on page 7, that free travel can also be earned through Hertz car rentals. Please tell us how this program operates. That is, explain when and how you measure and record related revenues and liabilities. The footnote should be expanded to address this matter as well.

Consistent with other major airlines operating a frequent flyer program, in addition to awarding points in our A+ Rewards Program to passengers traveling on our flights, we also sell points to third parties, such as Hertz. These transactions involve the sale of both a travel component, for which revenue is deferred and recognized as passenger revenue when the transportation is provided in the future, and a marketing component, which is recognized in other revenue at the time of sale.

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

June 23, 2006

AirTran will revise the footnote in future filings as follows:

We accrue a liability for the estimated incremental cost of providing free travel for awards earned under our A+ Rewards Program based on awards we expect to be redeemed. We adjust this liability based on points earned and redeemed as well as for changes in the estimated incremental costs.

We also sell points in our A+ Rewards Program to third parties, such as credit card companies, internet service providers and car rental agencies. A portion of these point sales is deferred and recognized as passenger revenue when transportation is provided. The remaining portion, which is the excess of the total sales proceeds over the estimated fair value of the transportation to be provided, is recognized in other revenue at the time of sale.

Supplementally, AirTran advises the Staff that during 2005, the Company received monthly cash remittances of approximately $8,000 per month from Hertz but did not defer any portion due to the immateriality of the receipts. The Company continues to monitor this program and at the time that sales from the program become material, the Company will account for the program consistent with the accounting described above.

Note 3. Commitments and Contingencies

Fuel Risk Management, page 49

6.	You state that both fixed-price and cap arrangements involve an agreement to purchase defined quantities of aviation fuel from a third party. We assume that these quantities are specified in gallons. If true, please disclosure your purchase requirements in terms of gallons, as well as in terms of approximate percentage of anticipated fuel needs.

AirTran will revise the footnote disclosure in future filings to include the gallons related to advance fuel purchase contracts. Amounts as of December 31, 2005 were as follows:

As of December 31, 2005, utilizing advanced fuel purchase contracts, we had committed to purchase 90.2 million and 59.9 million gallons of aviation fuel at a weighted average price per gallon of $1.65 and $1.54, respectively, for 2006 and 2007. This represents 31.0 percent and 15.4 percent of our anticipated fuel needs for 2006 and 2007, respectively.

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

June 23, 2006

General Indemnifications, page 50

7.	It appears that many of the arrangements described on pages 50 and 51 are subject to the accounting and disclosure requirements of FIN 45. If true, the initial recognition and measurement provisions in paragraphs 9 and 10 of the Interpretation would apply to guarantees issued or modified after December 31, 2002. Because the issuance of these guarantees imposes a non-contingent obligation to stand ready to perform in the event that the specified triggering event occurs, liabilities for those guarantees should be recognized at inception even if it is not probable that payments will be required under those guarantees. If applicable, please describe those guarantees issued or modified after December 31, 2002 and demonstrate your compliance with FIN 45. If you believe that the fair values of these guarantees are not material, provide numerical support for your conclusion.

We are party to many routine contracts under which we indemnify third parties for various risks. These risks primarily relate to indemnifications provided for under our aircraft lease and debt agreements and include; indemnifications concerning withholdings taxes, costs incurred by or any reduction in receivables due to debt holders resulting from broadly defined regulatory changes that impose or modify any reserve, and special deposit or similar requirements relating to any extensions of credit or other assets of or any deposits with or other liabilities of such debt holders. To date the Company has not paid any amounts under such or similar provisions and has no historical basis upon which to estimate the fair value of such payouts. Claims under these provisions are contingent upon multiple triggering, future events, the uncertainty of which further hinders our ability to determine the fair value of such liabilities. As we are unable to accurately and reliably determine whether there will be any claims or damages in the future, or the amounts thereof, with respect to the general indemnities described above, we cannot estimate the potential amount of future payments under such guarantees and indemnities. However, we have provided disclosure of the relevant terms and obligations in the footnotes to our financial statements.

Note 7. Leases, page 54

8.	As you hold variable interests in VIEs but you do not consider yourself to be the primary beneficiary, it appears that additional disclosures should be provided under paragraph 24 of FIN 46(R). Please revise or advise.

We will revise our footnote disclosure in future filings as follows:

“We have interests in variable interest entities (VIEs) in connection with our aircraft leases where the lessor is a trust established specifically to purchase, finance and lease aircraft to us. Such trusts generally meet the criteria for VIEs. We are not the primary beneficiary of such leasing entities if the lease terms are consistent with market terms at the inception of the lease and do not include a residual value guarantee, a fixed-price purchase option or similar feature that obligates us to absorb decreases in value or entitles us to participate in increases in the value of the aircraft. We meet these initial criteria for exclusion from primary beneficiary

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

June 23, 2006

status in all but two of our aircraft leases. We are a party to two aircraft leases that contain fixed-price purchase options that allow us to purchase the aircraft at predetermined prices on specified dates during the lease term. We have not consolidated the related trusts for such two leases, because even taking into consideration these purchase options, we still are not the primary beneficiary based on our analysis of the potential impact of these leases on our cash flow. Our maximum exposure under these two leases is limited to the remaining lease payments, which are reflected in the future minimum lease payments in the table above.”

Item 9A. Controls and Procedures

9.	We note that you have evaluated internal control as ineffective for the year ended December 31, 2005 and, although you have proposed a remediation plan, such plan was not complete as of the filing date of your Form 10-Q for the quarterly period ended March 31, 2006. Supplementally tell us the status of such remediation.

As of June 15, 2006, in order to remediate our material weakness in internal control:

•	The Company has filled three open positions in the accounting department.

•	The Company has engaged a search firm to recruit an additional financial executive.

•	The Company has established a program for continuing education and/or additional training, which program authorizes the use of offsite training programs such as The SEC Institute and other resources. Key members of the accounting staff have participated in such training program and will continue to do as deemed necessary or desirable. In addition, the Company has increased the minimum and target qualifications for its accounting positions.

•	The Chief Financial Officer makes monthly remediation progress reports to the Audit Committee and the Chief Executive Officer.

10.	As a related matter, please explain how you and your independent accountants were able to gain assurance that your financial statements for the quarter ended March 31, 2006 could be relied upon.

The matters which gave rise to our material weakness dealt with non-routine transactions that were identified by the Company but were not appropriately accounted for as of December 31, 2005. During the first quarter 2006 we made substantial progress towards, but had not fully completed, our remediation plan. Progress included hiring additional resources, increased oversight by management, and implementing additional procedures to identify and account for non-routine transactions. Through this increased oversight and additional procedures we performed an exhaustive review to identify non-routine transactions occurring during the quarter. No such transactions were identified.

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

June 23, 2006

We engaged our independent accountants to review our financial statements for the quarter ended March 31, 2006 prior to filing in accordance with Statement of Auditing Standard 100, Interim Financial Information. Their review was conducted with their knowledge that a material weakness in the Company’s internal control exists and they have informed us that their procedures were modified accordingly.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Fuel Adjustment, page 7

11.	We note from your disclosure that you adjusted fuel expense and prepaids by $6.8 million in the first quarter due to errors in a certain calculation related to fuel expense. We also note your assertion that you do not consider such adjustment, which spans fiscal years 2003 and onward, material to quarter or annual financial statements. Supplementally provide us with your assessment of significance on a quarterly and annual basis for each period affected, along with support for your assertion that such amount is not material. Consider the impact of the cumulative effect of the adjustment to the opening balance of retained earnings. In addition, consider the period specific effects of the error on your current income statement as well as on prior period income statements. We may have further comment on your response.

The Company assessed the materiality of the fuel adjustment in accordance with the guidance provided in Staff Accounting Bulletin (SAB) 99, Materiality. The Company undertook a quarter by quarter review of the amount of the adjustment which is summarized in the table below. Additionally, the Company evaluated the effect of the error on the financial statements for the full years ended December 31, 2004 and 2005. The Company evaluated the error on the basis of both quantitative and qualitative measures. In reviewing the quantitative measures the Company took into consideration the fact it operated at or near break-even during 2004 and 2005 and concluded evaluation of the error on the basis of net income was not a meaningful measurement and did not reflect the true scale of our operations. As such the Company relied heavily on other financial measures, such as measuring the error as a percentage of revenues, expenses, and total assets.

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

June 23, 2006

Below is a summary of some of the financial measures that the Company reviewed:

		(000’s) Under (over) Statement of Reported Fuel Expense	% of Revenues	% of Total Expense	% of Total Assets	% of Pre-tax Income (Loss)	Pre-tax Income (Loss)
Prior to 2003	FY	$1,529	0.17%	0.18%	0.19%	1.75%	$87,164
2004	Q1	$260	0.11%	0.11%	0.03%	3.92%	$6,633
2004	Q2	$1,168	0.42%	0.48%	0.13%	4.31%	$27,075
2004	Q3	$(419)	0.17%	0.16%	0.04%	2.71%	$(15,462)
2004	Q4	$804	0.29%	0.29%	0.09%	45.24%	$1,777
2005	Q1	$(1,101)	0.37%	0.36%	0.11%	9.15%	$(12,037)
2005	Q2	$(4,068)	1.11%	1.17%	0.40%	23.59%	$17,248
2005	Q3	$(2,181)	0.58%	0.58%	0.19%	134.46%	$(1,622)
2005	Q4	$(2,752)	0.67%	0.67%	0.24%	412.59%	$(667)

Total		$(6,760)

2004	FY	$1,813	0.17%	0.18%	0.20%	9.05%	$20,023
2005	FY	$(10,102)	0.70%	0.70%	0.87%	345.72%	$2,922
Recording the impact of the error correction in the first quarter 2006:
2006	Q1	$(6,760)	1.62%	1.61%	0.50%	91.13%	$(7,418)
2006 (forecasted)	FY	$(6,760)	0.34%	0.36%	0.41%	9.65%	$70,043

The Company next evaluated the following, as well as other, qualitative measures to determine if the adjustment was material.

•	The Company noted that the adjustment was the result of an error in a precise measurement and not from an estimate; as such, there was no degree of imprecision inherent in the misstatement.

•	The adjustment did not mask a change in earnings or other trends. The Company and the industry are currently experiencing rising fuel costs; the adjustment did not mask that trend.

•	The misstatement was not a result of the Company’s attempt to hide a failure to meet analysts’ consensus expectations. Additionally, posting the adjustment in the first quarter 2006 was not an attempt by management to meet or exceed expectations.

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

June 23, 2006

•	The Company noted that the adjustment would have changed the Company’s quarterly loss to a profit in Q3 and Q4 of 2005 however the adjustment did not impact the trend of earnings for the full years ended December 31, 2004 or 2005.

•	Posting the adjustment in 2006 would not change the Company’s first quarter estimated loss to a profit. Additionally, reporting the impact of the adjustment in 2006 is not expected to change the trend of the Company’s operating results as the Company is estimating approximately $40 million in full-year net income.

In reviewing all of the factors noted above, the Company noted that with the exception of Q2 2005, the effect of the error was less that 1 percent of revenues and less than 1 percent of expenses on both a quarterly and full year basis in 2004 and 2005. Additionally, the understatement of prepaid fuel was less than 1 percent of total assets for all periods presented. The Company believes that an error of less that 1 percent is not material to our financial position or operations.

The Company considered the adjustment as a percentage of net income and concluded the measure not meaningful to management or investors as results of our operations were at or near-break even during 2004 and 2005. The following table depicts pre-tax income as a percentage of revenues on an as reported and as adjusted basis:

	As Reported		As Adjusted
	Net Income (000’s)	% of Total Revenues	Net Income (000’s)	% of Total Revenues
2004 FY	$12,255	1.18%	$11,145	1.07%
2005 FY	$1,722	0.12%	$7,672	0.53%
2006 (forecasted) FY	$40,474	2.06%	$44,672	2.27%

The Company reviewed net income as a percentage of revenues and noted that on both an as reported and as adjusted basis, the percentage is diminuos. The Company believes that this further supports the Company’s conclusion that net income is not the appropriate measure of materiality.

Finally the Company reviewed the impact of the error on the forecasted results for the year ending December 31, 2006. Based on current forecasted earnings, the error represents approximately 0.3 percent of forecasted revenues and 0.4 percent of forecasted expenses for the year ending December 31, 2006. We have determined that recording this adjustment is not material to our forecasted operations for the year ending December 31, 2006. Additionally we reviewed the cumulative effect of the error on beginning retained earnings as of January 1, 2006.

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

June 23, 2006

We have determined that measuring the impact of the adjustment on retained earnings is not representative of the scale of our operations due to lack of significant operating results and have determined that the other measures noted above are more representative of the overall materiality to the Company financial position and operations.

12.	As a related matter, supplementally tell us whether this item has been included in the metrics discussed in MD&A, and if so, what impact it had on each applicable metric presented in the table on page 14.

The effect of the fuel adjustment was included in the metrics as disclosed on page 14 of the March 31, 2006 Form10-Q. The following table below reflects metrics as of March 31, 2006 as reported and without the adjustment.

Metric	As Reported	Excluding Fuel Adjustment ($6.8 million)
Break-even load factor	72.1 percent	73.3 percent
Operating cost per ASM	9.73 cents	9.89 cents
Average cost of aircraft fuel per gallon	196.63 cents	206.17 cents

********

Closing Comments

Transmitted with this letter is a letter from the Company acknowledging the matters requested by the Staff.

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

June 23, 2006

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
Smith, Gambrell & Russell, LLP
Attorneys for AirTran Holdings, Inc.

MTE:apm

cc:	Stanley J. Gadek

Richard P. Magurno, Esq.

Howard E. Turner, Esq.

[AIRTRAN HOLDINGS, INC. LETTERHEAD]

June 23, 2006

VIA EDGAR AND FACSIMILE TRANSMISSION (202-772-9202)

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	AirTran Holdings, Inc.

Form 10-K for the year ended December 31, 2005

Filed March 9, 2006

File No. 001-15991

and

Form 10-Q for the quarter ended March 31, 2006

Filed May 9, 2006

File No. 001-15991

Dear Mr. Humphrey:

In response to the Staff’s request in your letter dated June 12, 2006, AirTran Holdings, Inc. hereby acknowledges that:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

(3) The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stanley J. Gadek
Stanley J. Gadek
Chief Financial Officer